The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-154173

Subject to Completion. Dated March 7, 2011.

Pricing Supplement to the Prospectus dated April  6, 2009,

the Prospectus Supplement dated April 6, 2009,

and the Prospectus Supplement No.  376 dated June 21, 2010 — No.

The Goldman Sachs Group, Inc.
Medium-Term Notes, Series D

$
Leveraged Index-Linked Notes due
(Linked to the S&P 500® Energy Sector Index)

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (set on the trade date, expected to be between 24 and 27 months after the original issue date, subject to adjustment) is based on the performance of the S&P 500® Energy Sector Index (which we refer to as the index or underlier) as measured from the trade date to and including the determination date (set on the trade date, expected to be the fifth trading day prior to the stated maturity date, subject to adjustment). If the index return (defined below) is negative (the final index level is less than the initial index level), you would lose a portion of your investment in the notes and may lose your entire investment, depending on the performance of the index. Additionally, the amount you may receive for each $1,000 face amount of your notes at maturity is subject to a maximum settlement amount (set on the trade date and expected to be between $1,300.00 and $1,350.00).

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final index level (determined on the determination date, subject to adjustment) from the initial index level (set on the trade date and may be higher or lower than the actual closing level of the index on the trade date), which we refer to as the index return. The index return may reflect a positive return (based on any increase in the index level over the life of the notes) or a negative return (based on any decrease in the index level over the life of the notes). On the stated maturity date, for each $1,000 face amount of your notes:

•

if the index return is positive (the final index level is greater than the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of $1,000 times 2.0 times the index return, subject to the maximum settlement amount; or

•

if the index return is zero or negative (the final index level is less than or equal to the initial index level), you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) $1,000 times the index return.

The amount you will be paid on your notes on the stated maturity date will not be affected by the closing level of the index on any day other than the determination date. You could lose your entire investment in the notes. If the final index level is less than the initial index level, the payment you will receive, if any, on the stated maturity date will be less than the face amount of your notes, and could potentially be $0. Further, the maximum payment that you could receive on the stated maturity date with respect to a $1,000 face amount note (the minimum denomination) is limited to the maximum settlement amount of between $1,300.00 and $1,350.00 (set on the trade date). In addition, the notes will not pay interest, and no other payments on your notes will be made prior to the stated maturity date.

Because we have provided only a brief summary of the terms of your notes above, you should read the detailed description of the terms of the notes found in “Summary Information” on page PS-2 in this pricing supplement and the general terms of the leveraged index-linked notes found in “General Terms of the Non-Principal Protected Underlier-Linked Notes” on page S-45 of the accompanying prospectus supplement no. 376.

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or our creditworthiness and other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the original issue price. The value or quoted price of your notes at any time will reflect many factors and cannot be predicted; however, the price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through June         , 2011. We encourage you to read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes” on page S-33 of the accompanying prospectus supplement no. 376 and “Additional Risk Factors Specific to Your Notes” on page PS-8 of this pricing supplement so that you may better understand those risks.

Original issue date (settlement date):	, 2011	Original issue price:	100% of the face amount
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices, underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

“Standard & Poor’s®”, “S&P®” and “S&P 500®” are registered trademarks of Standard & Poor’s Financial Services LLC (“Standard & Poor’s”) and are licensed for use by The Goldman Sachs Group, Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s and Standard & Poor’s does not make any representation regarding the advisability of investing in the notes.

Goldman, Sachs & Co.

Pricing Supplement dated                         , 2011.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated April 6, 2009, as supplemented by the accompanying prospectus supplement, dated April 6, 2009, of The Goldman Sachs Group, Inc., and references to the “accompanying prospectus supplement no. 376” mean the accompanying prospectus supplement no. 376, dated June 21, 2010, of The Goldman Sachs Group, Inc., to the accompanying prospectus.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Non-Principal Protected Underlier-Linked Notes” on page S-45 of the accompanying prospectus supplement no. 376.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the S&P 500® Energy Sector Index (Bloomberg symbol, “S5ENRS”), as published by Standard & Poor’s Financial Services LLC (“Standard & Poor’s”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying prospectus supplement no. 376:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	buffer level: not applicable

•	cap level: yes, as described below

•	averaging dates: not applicable

•	interest: not applicable

•	redemption right or price dependent redemption right: not applicable

Face amount: each note will have a face amount of $1,000; $             in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement but prior to the settlement date

Payment amount: on the stated maturity date we will pay you, for each $1,000 face amount of your notes, an amount in cash equal to the cash settlement amount

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the cap level would be triggered at a lower (or higher) percentage return than indicated above, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-9 of this pricing supplement

Cash settlement amount:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;
•

if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the upside participation rate times (iii) the underlier return; or

•

if the final underlier level is equal to or less than the initial underlier level, the sum of (1) the $1,000 face amount plus (2) the product of (i) the $1,000 face amount times (ii) the underlier return

Initial underlier level (to be set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date):

Final underlier level: the closing level of the underlier on the determination date, except in the limited circumstances described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-52 of the accompanying prospectus supplement no. 376 and subject to adjustment as provided under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Discontinuance or Modification of an Underlier” on page S-54 of the accompanying prospectus supplement no. 376

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 200.00%

Cap level (to be set on the trade date): expected to be between 115.00% and 117.50% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be between $1,300.00 and $1,350.00

Trade date:

Original issue date (settlement date): expected to be the fifth scheduled business day following the trade date

Stated maturity date (to be set on the trade date): a specified date that is expected to be between 24 and 27 months after the original issue date, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-50 of the accompanying prospectus supplement no. 376

Determination date (to be set on the trade date): a specified date that is expected to be the fifth scheduled trading day prior to the originally scheduled stated maturity date, subject to adjustment as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Payment of Principal on Stated Maturity Date — Determination Date” on page S-50 of the accompanying prospectus supplement no. 376

No interest: the offered notes will not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Special Calculation Provisions — Closing Level” on page S-56 of the accompanying prospectus supplement no. 376

Business day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Special Calculation Provisions — Business Day” on page S-56 of the accompanying prospectus supplement no. 376

Trading day: as described under “General Terms of the Non-Principal Protected Underlier-Linked Notes — Special Calculation Provisions — Trading Day” on page S-56 of the accompanying prospectus supplement no. 376

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page S-61 of the accompanying prospectus supplement no. 376

Supplemental discussion of federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 376

Please see the discussion under “United States Taxation—Taxation of Debt Securities—Backup Withholding and Information Reporting” in the accompanying prospectus. In addition, pursuant to recently enacted legislation, certain payments in respect of the notes made to corporate U.S. holders after December 31, 2011 may be subject to information reporting and backup withholding

ERISA: as described under “Employee Retirement Income Security Act” on page S-69 of the accompanying prospectus supplement no. 376

Supplemental plan of distribution: as described under “Supplemental Plan of Distribution” on page S-70 of the accompanying prospectus supplement

no. 376; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $             ;

we expect to deliver the notes against payment therefore in New York, New York on                 , 2011, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement

Calculation agent: Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

Conflicts of interest: Goldman, Sachs & Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Goldman, Sachs & Co. is not permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates and the volatility of the underlier. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) will, and the price you may receive for your notes may, be significantly less than the issue price. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes — Assuming No Changes in Market Conditions or any Other Relevant Factors, the Market Value of Your Notes on the Date of Any Applicable Pricing Supplement (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page S-33 of the accompanying prospectus supplement no. 376 and “Additional Risk Factors Specific to Your Notes — Assuming

No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (as Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price” on page PS-8 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Upside participation rate	200.00%

Cap level	115.00% of the initial underlier level

Maximum settlement amount	$1,300.00

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” on page PS-17. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Payment Amount (as Percentage of Face Amount)
150.000%	130.000%
140.000%	130.000%
130.000%	130.000%
120.000%	130.000%
115.000%	130.000%
112.000%	124.000%
108.000%	116.000%
104.000%	108.000%
100.000%	100.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the payment amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 130.000% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 115.000% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical payment amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than 115.000% (the section right of the 115.000% marker on the horizontal axis) would result in a capped return on your investment.

The payment amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payment amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payment amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-37 of the accompanying prospectus supplement no. 376.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and maximum settlement amount we will set on the trade date and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated April 6, 2009, and “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes” in the accompanying prospectus supplement no. 376. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Market Value of Your Notes on the Trade Date (As Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will, and the Price You May Receive for Your Notes May, Be Significantly Less Than the Issue Price

The price at which Goldman, Sachs & Co. would initially buy or sell notes (if Goldman, Sachs & Co. makes a market) and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise will significantly exceed the value of your notes using such pricing models. The amount of the excess will decline on a straight line basis over the period from the date hereof through June     , 2011. After June     , 2011, the price at which Goldman, Sachs & Co. would buy or sell notes will reflect the value determined by reference to the pricing models, plus our customary bid and asked spread.

In addition to the factors discussed above, the value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including a deterioration in our creditworthiness or perceived creditworthiness whether measured by our credit ratings or other credit measures. These changes may adversely affect the market price of your notes, including the price you may receive for your notes in any market making transaction. In addition, even if our creditworthiness does not decline, the value of your notes on the trade date is expected to be significantly less than the original issue price taking into account our credit spreads on that date. The quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-37 of the accompanying prospectus supplement no. 376.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-37 of the accompanying prospectus supplement no. 376.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the S&P 500® Index as measured from the initial underlier level set on the trade date to the closing level on the determination date. If the final underlier level for your notes is less than the initial underlier level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the underlier return times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for each of your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which will be set on the trade date and is expected to be between 115.00% and 117.50% of the initial underlier level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement but prior to the settlement date. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment

Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Your Note is Concentrated in the Energy Sector

All of the stocks included in the Index are issued by companies whose primary line of business is directly associated with the energy sector of the U.S. equity market. Among other things, energy companies in the Index develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, tax and government regulation, energy conservation, political upheaval or international hostilities, world events and economic conditions will likewise affect the performance of these companies.

The Index is Concentrated in a Small Number of Companies and is Heavily Weighted in One Stock

In addition to the sector concentration risk discussed above, the Index is composed of stocks from a small number of companies relative to a more broad-based equity index, such as the S&P

500® Index. As a result, your notes may be more susceptible to the risks associated with the included companies, or to a single economic, political or regulatory occurrence affecting these companies.

Additionally, one stock currently comprises approximately 27% of the Index. The performance of that stock over the life of your notes will influence the performance of the Index and the amount payable for each of your notes. Declines in the price of the 27% stock may offset or exceed increases in the other stocks comprising the Index.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper Federal income tax treatment of an instrument such as your notes that are currently characterized as prepaid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 376. You should consult your own tax adviser about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-63 of the accompanying prospectus supplement no. 376 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

The S&P 500® Energy Sector Index, which we refer to as the Index, is a modified market capitalization-based index, intended to track the movements of companies that are components of the S&P 500® Index and that are considered to operate primarily in the energy sector of the US economy, as defined by the Global Industry Classification Standard (“GICS”) methodology. The GICS methodology and classification assignments are jointly maintained by Standard & Poor’s Financial Services LLC (“S&P”) and MSCI Barra, another index sponsor or index provider. Companies in the Index include energy firms whose business lines range from developing and producing crude oil and natural gas and providing drilling and other energy related services. The Index is calculated, maintained and published by S&P. Additional information is available on the following website: http://www.standardandpoors.com and http://seemore-indices.com/. We are not incorporating by reference these websites or any material they include in this prospectus supplement no. .

Each company in the S&P 500® Index is classified based on the GICS methodology. The GICS was developed by Standard & Poor’s and MSCI Barra in 1999 and is intended to provide a consistent set of global sector and industry definitions. However, the GICS methodology is not used by all index sponsors, so comparisons between sector indexes maintained by differing index sponsors may not be valid. The GICS classifies companies into four levels of detail: 10 sectors, 24 industry groups, 68 industries and 154 sub-industries. The GICS methodology assigns each company to a sub-industry, and to a corresponding industry, industry group and sector, according to the definition of that company’s principal business activity. Companies are classified based primarily on revenues; though earnings and market perception are also considered in classification analysis. A company’s industry classification is reviewed no less frequently than annually, and companies are continually monitored for significant corporate restructurings or when a new financial report is made available. The GICS itself is reviewed annually for changes or additions to the four classification levels.

The energy sector of the GICS (the “GICS Energy Sector”) is composed of two industry groups

(Energy Equipment & Services and Oil, Gas & Consumable Fuels) and seven industries (Oil & Gas Drilling, Oil & Gas Equipment & Services, Integrated Oil & Gas, Oil & Gas Exploration & Production, Oil & Gas Refining & Marketing, Oil & Gas Storage & Transportation and Coal & Consumable Fuels). The following types of companies are included in the GICS Energy Sector: drilling contractors or owners of drilling rigs that contract their services for drilling wells, manufacturers of equipment, including drilling rigs and equipment and providers of supplies and services to companies involved in the drilling, evaluation and completion of oil and gas wells, integrated oil companies engaged in the exploration and production of oil and gas, as well as at least one other significant activity in either refining, marketing and transportation or chemicals, companies engaged in the exploration and production of oil and gas, companies engaged in the refining and marketing of oil, gas and/or refined products, companies engaged in the storage and/or transportation of oil, gas and/or refined products and companies primarily involved in the production and mining of coal, related products and other consumable fuels related to the generation of energy.

The top ten constituent stocks of the Index as of March 4, 2011, by weight, are: Exxon Mobil Corporation (27.08%), Chevron Corporation (13.18%), ConocoPhillips (7.42%), Schlumberger LTD (7.87%), Occidental Petroleum Corporation (5.29%), Apache Corporation (2.96%); Halliburton Company (2.69%); Anadarko Petroleum Corporation (2.53%); Devon Energy Corporation (2.48%); and Marathon Oil Corporation (2.32%).

The Index is intended to provide a performance benchmark for the energy sector of the U.S. equity markets. S&P calculates the value of the Index (discussed below in further detail) based on the relative value of the aggregate Market Value (as defined below) of the common stocks of companies included in the energy sector of the S&P 500® Index as of a particular time as compared to the aggregate average Market Value of the common stocks of similar companies during the base period of the years 1941 through 1943. The “Market Value” of any index stock is the product of the market price per share times the number of the then outstanding shares of such index stock.

Selection and Removal of Components

The Index includes all stocks of companies included in the S&P 500® Index that have a current assignment to the GICS Energy Sector. The Index is not separately constituted, and component stocks are added to or removed from the Index only when the stocks are added to or removed from the S&P 500® Index or when such stock’s GICS sector assignment is changed. If a change is made to a component stock’s GICS assignment, the change will be reflected in the Index. Industry group, industry or sub-industry assignment changes have no effect so long as the component stock remains in the S&P 500® Index and assigned to a classification in the GICS Energy Sector. The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The 500 companies included in the S&P 500® Index and from which the companies included in the Index are determined are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

To qualify for inclusion in the S&P 500® Index, a stock must meet the following criteria

•	Market Capitalization - A company must have an unadjusted market capitalization of at least $4 billion.

•

Liquidity - A stock must have adequate liquidity and a reasonable price, which consists of a ratio of annual dollar value traded to float adjusted market capitalization of 1.0 or greater and a minimum of 250,000 shares traded in a six-month period.

•

Domicile - A company must be a “‘U.S. Company.” A company is a U.S. Company if (i) it files annual reports on Form 10-K with the SEC and is not considered a foreign entity by the SEC, (ii) the U.S. portion of its fixed assets and revenues constitutes a plurality of its total assets and revenues (though such U.S. assets and revenues need not exceed 50% of total assets or revenues), (iii) the primary listing of the stock is the NYSE (including NYSE Arca and NYSE Amex), the NASDAQ Global Select Market, the NASDAQ Select Market or the NASDAQ Capital Market, and (iv) its corporate governance structure is consistent with U.S. practice. In situations where the only factor suggesting a company is not a U.S. Company is its tax registration in a domicile of convenience chosen for tax-related reason, S&P will normally determine that the company is a U.S. Company. In addition, in situations where the fixed assets and revenues test is not met or whether it is ambiguous, S&P may conclude that the company is a U.S. Company if the company’s primary listing, headquarters and jurisdiction of incorporation are in the United States or a domicile of convenience.

•	Public Float - A stock must have public float of at least 50%.

•

Sector Classification - A stock must contribute to the industry group to which it is assigned, as measured by a comparison of the sector’s weight in the S&P 500® and its weight in the market in the relevant market capitalization range.

•

Financial Viability - A company must be financially viable, which is usually measured as four consecutive quarters of positive as-reported earnings (defined as GAAP net income excluding discontinued operating and extraordinary items) and operationally justifiable balance sheet leverage.

•	Initial Public Offering Treatment - Initial public offerings should be seasoned for 6 to 12 months before being considered for addition into the S&P 500® Index.

•

Eligible Securities - Securities eligible include all U.S. common equities listed in the NYSE (including NYSE Arca and NYSE Amex), the NASDAQ Global Select Market, the NASDAQ Select Market or the NASDAQ Capital Market. Ineligible securities included limited partnerships, master limited partnerships, OTC bulletin board issues, closed-end funds, exchange-traded funds, exchange-traded notes, royalty trusts, tracking stocks, preferred shares, unit trusts, equity warrants, convertible bonds, investment trusts, American depositary receipts, American depositary shares and master limited partnership investment trust units. Real estate investment trusts (excluding mortgage REITs) and business development companies are eligible for inclusion.

A company that is involved in a merger, acquisition or significant restructuring will be deleted from the S&P 500® Index if it no longer meets the eligibility criteria. If a constituent stock is removed from the S&P 500® Index as a result of merger, acquisition or other corporate action, such stock will normally be removed at the close of the last day of trading or expiration of a tender offer. A constituent stock that is suspended from trading may be kept in the S&P 500® Index until trading resumes, subject to the discretion of S&P. If a constituent stock is removed from an exchange, the stock will be deleted from the S&P 500® Index.

If a company substantially violates one or more of the eligibility criteria it may be deleted from the S&P 500® Index, however eligibility criteria are applicable to addition to the S&P 500® Index and not for continued membership. A constituent stock that violates the eligibility criteria will not be deleted unless ongoing conditions require S&P to delete the stock.

Calculation and Maintenance of the Index

The Index is calculated using a base-weighted aggregate methodology: the level of the Index reflects the total Market Value of all component stocks relative to the Index base period of 1941-43, which we refer to as the Base Period. S&P uses an indexed number to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the index stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the Index is computed by dividing the total Market Value of the Index stocks by a number called the “S&P 500® Energy Sector Index Divisor.” By itself, the S&P 500® Energy Sector Index Divisor is an arbitrary number. However, in the context of the calculation of the Index, it is the only link to the original base period value of the Index. The S&P 500® Energy Sector Index Divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index, which we refer to as “Index Maintenance”.

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

To prevent the value of the Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the Index require S&P to make an S&P 500® Energy Sector Index Divisor adjustment. By adjusting the S&P 500® Energy Sector Index Divisor for the change in total Market Value, the value of the Index remains constant. The S&P 500® Energy Sector Index Divisor is adjusted such that the Market Value of the Index at an instant prior to a change in the base capital equals the Market Value of the Index immediately following the change. This helps maintain the value of the Index as an accurate barometer of equity sector stock performance and ensures that the movement of the Index does not reflect the corporate actions of individual companies in the Index. All S&P 500® Energy Sector Index

Divisor adjustments are made by S&P after the close of trading and after the calculation of the closing value of the Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require S&P 500® Energy Sector Index Divisor adjustments.

The table below summarizes the types of Index Maintenance adjustments and indicates whether or not S&P will require an S&P 500 Energy Sector Index Divisor adjustment:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required

Stock split (i.e., 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No

Share issuance (i.e., change ≥ 5%)	Shares Outstanding plus newly issued Shares	Yes

Share repurchase (i.e., change ≥ 5%)	Shares Outstanding minus Repurchased Shares	Yes

Special cash dividends	Share Price minus Special Dividend	Yes

Company Change	Add new company Market Value minus old company Market Value	Yes

Rights Offering	Price of parent company minus Price of Rights Offering/Rights Ratio	Yes

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required

Spin-Off	Price of parent company minus Price of Spin-off Co./ Share Exchange Ratio	Yes

Stock splits and stock dividends do not affect the S&P 500® Energy Sector Index Divisor of the Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Index stock. All stock split and dividend adjustments are made by S&P after the close of trading on the day before the ex-date.

Each of the corporate events set forth in the table requiring an adjustment to the S&P 500® Energy Sector Index Divisor has the effect of altering the Market Value of the Index stock and consequently of altering the aggregate Market Value of the Index stocks, which we refer to as the Post-Event Aggregate Market Value. In order that the level of the Index, which we refer to as the Pre-Event Index Value, not be affected by the altered Market Value (whether increase or decrease) of the affected Index stock, S&P derives a new S&P 500® Energy Sector Index Divisor, which we refer to as the New S&P 500® Energy Sector Divisor, as follows:

Post-Event Aggregate
Market Value	=	Pre-Event Index Value
New S&P 500®

Energy Sector Divisor

New S&P 500® Energy
Sector Divisor	=	Post-Event Market Value
Pre-Event Index Value

A large part of the Index Maintenance process involves tracking the changes in the number of shares outstanding of each of the Index companies. Four times a year, on a Friday close to the end of each calendar quarter, S&P updates the share totals of companies in the S&P 500® Index as required by any changes in the number of shares outstanding. This information is utilized to update the share totals of companies in the Index. S&P implements a share freeze the week of the effective date of the quarterly share total updates. During this frozen period, shares are not changed except for certain corporate action events (merger activity, stock splits, rights offerings and certain share dividend payable events). After the totals are updated, the S&P 500® Energy Sector Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the Index companies are carefully reviewed by S&P on a weekly basis, and when appropriate, an immediate adjustment is made to the S&P 500® Energy Sector Index Divisor. At S&P’s discretion, de minimis merger and acquisition changes will be accumulated and implemented with the updates made at the end of the calendar year.

The Index and S&P’s other U.S. indices moved to a float adjustment methodology in 2005 so that the indices will reflect only those shares that are generally available to investors in the market rather than all of a company’s outstanding shares. S&P seeks to distinguish between strategic shareholders, whose holdings depend on concerns such as maintaining control, and shareholders acting as investors who consider changes in the stock’s price, earnings of the company’s operations as possible reasons to buy or sell the stock. S&P defined three groups of shareholders whose holdings are presumed to be for controls and are subject to float adjustment. Float adjustment excludes holdings of groups of shares that exceed 10% of the outstanding shares of a company that are closely held by other publicly traded companies, venture capital firms, private equity firms, strategic partners or leveraged buyout groups; government entities; or other control groups, such as a company’s own current or former officers, board members, founders, employee stock ownership plans or other investment vehicles controlled by the company or such other persons. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies are investors and not strategic holders, and are part of the float.

Market Disruption Events

When an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing level of the Index based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported for each stock before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the index. If an exchange fails to open due to unforeseen circumstances, the index will use the prior day’s closing prices. If all exchanges fail to open, Standard & Poor’s may determine not to publish the index for that day.

License Agreement between S&P and The Goldman Sachs Group, Inc.

S&P and The Goldman Sachs Group, Inc. (“Goldman Sachs”) have entered into a non-transferable, nonexclusive license agreement granting Goldman Sachs and its affiliates, in exchange for a fee, the right to use the S&P 500® Index and the S&P 500® Energy Sector Index (each a trademark of S&P) in connection with the issuance of certain securities, including the non-principal protected underlier-linked notes.

The underlier-linked notes are not sponsored, endorsed, sold or promoted by S&P and S&P does not make any representation regarding the advisability of investing in the non-principal protected underlier-linked notes. S&P makes no representation or warranty, express or implied, to the owners of the non-principal protected underlier-linked notes or any member of the public regarding the advisability of investing in securities generally or in the underlier-linked notes particularly or the ability of the S&P 500® Index to track general stock market performance or the ability of the Index to track the performance of the energy sector of the U.S. equity market. S&P’s only relationship to Goldman Sachs is the licensing of certain trademarks and trade names of S&P and of the use of each of the S&P 500® Index and the

Index, each of which is determined, composed and calculated by S&P without regard to Goldman Sachs or the underlier-linked notes. S&P has no obligation to take the needs of Goldman Sachs or the owners of the underlier-linked notes into consideration in determining, composing or calculating the S&P 500® Index or the Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the non-principal protected underlier-linked notes to be issued or in the determination or calculation of the equation by which the underlier-linked notes are to be exchanged into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the underlier-linked notes.

S&P DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE S&P 500® INDEX OR THE S&P 500® ENERGY SECTOR INDEX OR ANY DATA INCLUDED THEREIN OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR THE S&P 500® ENERGY SECTOR INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING BUT NOT LIMITED TO LOST PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH

DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes. During the period from January 2, 2008 through March 4, 2011, there were 235 27-month periods, the first of which began on January 2, 2008 and the last of which ended on March 4, 2011. In 184 of such 235 27-month periods the closing level of the underlier on the final date of such period has fallen below 100.00% of the closing level of the underlier on the initial date of such period. Therefore, during approximately 78.30% of such 27-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 27-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2008, 2009 and 2010 and the first calendar quarter of 2011 (through March 4, 2011). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Historical High, Low and Closing Levels of the Underlier

	High	Low	Close
2008
Quarter ended March 31	610.01	512.79	557.65
Quarter ended June 30	668.81	569.11	652.00
Quarter ended September 30	656.08	462.52	489.35
Quarter ended December 31	481.11	324.54	386.35
2009
Quarter ended March 31	410.65	304.81	339.68
Quarter ended June 30	412.75	340.49	373.84
Quarter ended September 30	421.72	347.64	409.31
Quarter ended December 31	452.23	395.32	429.95
2010
Quarter ended March 31	451.99	404.65	430.31
Quarter ended June 30	462.89	373.36	373.36
Quarter ended September 30	420.81	371.08	419.27
Quarter ended December 31	506.96	420.12	506.75
2011
Quarter ending March 31 (through March 4, 2011)	583.562	505.80	579.78

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this pricing supplement. You must not rely on any unauthorized information or representations. This pricing supplement is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement is current only as of its date.

Pricing Supplement

Page
Summary Information	PS-2
Conflicts of Interest	PS-4
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Underlier	PS-11

Prospectus Supplement No. 376 dated June 21, 2010
Summary Information	S-3
Hypothetical Returns on the Non-Principal Protected Underlier-Linked Notes	S-13
Additional Risk Factors Specific to the Non-Principal Protected Underlier-Linked Notes	S-33
General Terms of the Non-Principal Protected Underlier-Linked Notes	S-45
Use of Proceeds and Hedging	S-61
Supplemental Discussion of Federal Income Tax Consequences	S-63
Employee Retirement Income Security Act	S-69
Supplemental Plan of Distribution	S-70
The Underliers	A-1
S&P 500® Index	A-1
MSCI Indices	A-5
Hang Seng China Enterprises Index	A-9
Russell 2000® Index	A-12
FTSE® 100 Index	A-17
Euro STOXX 50® Index	A-20
TOPIX® Index	A-24

Prospectus Supplement dated April 6, 2009
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-24
Employee Retirement Income Security Act	S-25
Supplemental Plan of Distribution	S-26
Validity of the Notes	S-27

Prospectus dated April 6, 2009
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	49
Description of Units We May Offer	54
Description of Preferred Stock We May Offer	59
The Issuer Trusts	66
Description of Capital Securities and Related Instruments	68
Description of Capital Stock of The Goldman Sachs Group, Inc.	91
Legal Ownership and Book-Entry Issuance	96
Considerations Relating to Securities Issued in Bearer Form	102
Considerations Relating to Indexed Securities	106
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	109
Considerations Relating to Capital Securities	112
United States Taxation	116
Plan of Distribution	140
Employee Retirement Income Security Act	143
Validity of the Securities	144
Experts	144
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	144

$

The Goldman Sachs Group, Inc.

Leveraged Index-Linked Notes

due

(Linked to the S&P 500® Energy Sector Index)

Medium-Term Notes, Series D

Goldman, Sachs & Co.